

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 16, 2009

Mr. Richard A. O'Leary
Interim Chief Financial Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

> **RE: Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 1-4858**

Dear Mr. O'Leary:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief